T. Rowe Price Corporate Income Fund, Inc.

1) The following disclosure has been added to the fund's prospectus:

Notes, Loan Participations, and Assignments

The fund may make investments through the purchase or execution of a privately negotiated note or loan, including loan assignments and participations. Larger loans to corporations or governments may be shared or syndicated among several lenders, usually banks. The fund could participate in such syndicates or could buy part of a loan, becoming a direct lender. These loans may often be obliga¬tions of companies or governments in financial distress or in default. These investments involve special types of risk, including those of being a lender, reduced liquidity, increased credit risk, and volatility.

2) The fund's reserve position disclosure has been revised to state that the fund's reserve positions can also consist of U.S. dollar or non-U.S. dollar currencies.